Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated September 14, 2010

Registration No. 333-159995

Supplementing the Preliminary Prospectus

Supplement dated September 14, 2010 and

the Prospectus dated June 15, 2009

COMMONWEALTH REIT

PRICING TERM SHEET

Size:	$250,000,000

Coupon (Interest Rate):	5.875% per annum

Security:	5.875% Senior Notes due 2020

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2011

Maturity:	September 15, 2020

Public Offering Price:	97.853% of the principal amount, plus accrued interest, if any, from September 17, 2010

Trade Date:	September 14, 2010

Settlement Date:	September 17, 2010 (T+3)

Net Proceeds:	$243,007,500 before expenses associated with the transaction

Redemption Provision:	Make-whole call at any time based on the U.S. Treasury plus 0.50%. If the Notes are redeemed on or after March 15, 2020, the redemption price will not include a make-whole amount.

Ratings (Moody’s / S&P):	Baa2 (stable) / BBB (stable)

Yield to Maturity:	6.166%

Spread to Benchmark Treasury:	+350 bps

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Price / Yield:	99-20+ / 2.666%

CUSIP / ISIN:	203233 AA9 / US203233AA98

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
UBS Securities LLC

Joint Lead Managers:	Jefferies & Company, Inc. Morgan Keegan & Company, Inc. Morgan Stanley & Co. Incorporated RBC Capital Markets Corporation Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Comerica Securities, Inc.

Daiwa Capital Markets America Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Banc of America Securities LLC toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (877) 858-5407 or UBS Securities LLC toll-free at (877) 827-6444 extension 561-3884.